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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nancy Barron & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 Grand Boulevard
(No. and Street)

Lexington (City) KY (State) 40507 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tammy Doyle Farley, CPA 859-231-0541
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kring, Ray, Farley & Riddle, PSC
(Name – *if individual, state last, first, middle name*)

444 East Main Street, Ste 203 (Address) Lexington (City) KY (State) 40507 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cindy Baker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nancy Barron & Associates, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Cindy F. Baker
Signature

FINOP
Title



Mary Morgan 425243 8/4/14
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 - 11
Supplemental Information:	
Schedule A - Computation of Net Capital Under 15c3-1 of the Securities and Exchange Commission	12
Schedule B - Computation for Determination of Reserve Requirement Under Rule 15c3-3 of the Securities and Exchange Commission	13
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3	14 - 15
Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation	16 - 17

KRING, RAY, FARLEY & RIDDLE, PSC
CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943
(859) 231-0541
FAX (859) 231-0592

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

We have audited the accompanying statements of financial condition of Nancy Barron & Associates, Inc. (an S Corporation), as of December 31, 2011 and 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nancy Barron & Associates, Inc., as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules A and B required by Rule 17a-5 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 18, 2012

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Assets:		
Cash	$ 98,988	$ 190,706
Receivables from brokers, dealers, and clearing organizations	55,698	70,226
Advance to related party	314	-
Advances to employee	-	6,800
Prepaid expenses	2,995	3,411
Investments	130,610	120,270
Property and equipment (net of accumulated depreciation of $111,680 and $114,276)	17,032	13,776
Total Assets	$ 305,637	$ 405,189

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Liabilities:		
Accounts payable	$ 2,356	$ 3,138
Payroll taxes payable	3,302	12,548
Accrued income taxes	1,303	1,403
Accrued wages	16,000	87,500
Total Liabilities	22,961	104,589
Stockholder's Equity:		
Common stock, no par value:		
400 shares of Class A voting authorized, 1 share issued and outstanding	1,866	1,866
39,600 shares of Class B non-voting authorized, 99 shares issued and outstanding	184,695	184,695
Additional paid-in capital	9,042	9,042
Retained earnings	87,073	104,997
Total Stockholder's Equity	282,676	300,600
Total Liabilities and Stockholder's Equity	$ 305,637	$ 405,189

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenues:		
Commissions	$ 732,424	$ 920,034
Dividends and interest	38,011	38,837
Loss on sale of investments	-	(11,435)
Net unrealized gain on investments	7,966	32,679
Miscellaneous income	493	-
Net Revenues	778,894	980,115
Expenses:		
Employee compensation and benefits	508,729	652,553
Clearing fees	97,487	114,580
Promotion	18,406	20,684
Communications	6,919	8,307
Occupancy costs	51,950	52,484
Other operating expenses	55,391	61,272
Depreciation	2,622	2,931
Total Expenses	741,504	912,811
Net Income before Income Taxes	37,390	67,304
Provision for Income Taxes	1,314	1,403
Net Income	$ 36,076	$ 65,901

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2010	$ 186,561	$ 9,042	$ 65,155	$ 260,758
Net Income	-	-	65,901	65,901
Distributions	-	-	(26,059)	(26,059)
Balance, December 31, 2010	186,561	9,042	104,997	300,600
Net Income	-	-	36,076	36,076
Distributions	-	-	(54,000)	(54,000)
Balance, December 31, 2011	$ 186,561	$ 9,042	$ 87,073	$ 282,676

The accompanying notes are an integral part of the financial statements.

NANCY BARRON & ASSOCIATES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Cash Flows From Operating Activities:		
Net income	$ 36,076	$ 65,901
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	2,622	2,931
Net loss on sale of securities	-	11,435
Net unrealized gain on investments	(7,966)	(32,679)
Purchase of securities	(2,374)	(3,458)
(Increase) Decrease in:		
Accounts receivable	14,528	(5,507)
Advances to related party	(314)	-
Advances to employee, net	6,800	6,100
Prepaid expenses	416	7,161
Increase (Decrease) in:		
Accounts payable	(782)	(2,043)
Payroll taxes payable	(9,246)	(3,084)
Accrued income taxes	(100)	1,228
Accrued wages	(71,500)	59,000
Accrued expenses	-	(3,000)
Net Cash Provided (Used) by Operating Activities	(31,840)	103,985
Cash Flows From Investing Activities:		
Capital expenditures	(5,878)	-
Net Cash Used in Investing Activities	(5,878)	-
Cash Flows From Financing Activities		
Distributions to stockholder	(54,000)	(5,000)
Net Cash Used in Financing Activities	(54,000)	(5,000)
Net Increase (Decrease) in Cash	(91,718)	98,985
Cash, beginning of year	190,706	91,721
Cash, end of year	$ 98,988	$ 190,706
Supplemental Disclosures:		
Cash paid during the year for:		
Income taxes	$ 1,403	$ 175
Securities distributed to shareholder	-	21,059

The accompanying notes are an integral part of the financial statements.

Note A - Summary of Significant Accounting Policies:

This summary of significant accounting policies of Nancy Barron & Associates, Inc., is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization - Nancy Barron & Associates, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc., (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on March 26, 1992, and is registered with the Securities and Exchange Commission.

In general, the Company has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for, customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. Additionally, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis.

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting using generally accepted accounting principles.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities - Marketable securities are valued at market value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. The resulting difference between cost and market value from one year to the next is included in the Statements of Income as unrealized gain (loss) on investments.

Fixed Assets and Depreciation - Fixed assets are recorded at historical cost. Depreciation and amortization are calculated using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Asset Class	Years
Furniture and fixtures	7 - 10
Office equipment	5
Leasehold improvements	10

Continued

Note A - Summary of Significant Accounting Policies (Continued):

Revenue - The Company's primary source of revenue is through commissions generated by effecting trades for its customers, most of whom are principally located in the Central and Eastern Kentucky areas. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

Income Taxes - The Company, with the consent of its sole stockholder, has elected under the provisions of the Internal Revenue Code to be a Subchapter S Corporation. As a result of this election, the stockholder of the S Corporation is taxed on her proportionate share of the Corporation's taxable income and, accordingly, no provision for federal or state income taxes have been made. The Company has made a provision for local income taxes based upon its taxable net income.

Statements of Cash Flows - For purposes of these statements, short-term investments which have a maturity of three months or less are considered cash and cash equivalents.

Advertising - Advertising costs are charged to operations in the year incurred. Advertising costs were $11,161 and $12,718 and for the years ended December 31, 2011 and 2010, respectively.

Reclassifications - Certain amounts presented for the prior year have been reclassified to conform with the presentation used in the current year.

Note B - Concentration of Credit Risk:

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company did not have any uninsured cash balances with these financial institutions as of December 31, 2011 and 2010.

The Company also maintains cash balances with a broker that are insured by the Securities Investor Protection Corporation up to $100,000. The Company had no uninsured cash balances as of December 31, 2011 ($20,987 in 2010).

Note C - Fair Value Measurements:

For financial statement reporting purposes, fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the Company's principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Continued

Note C - Fair Value Measurements (Continued):

A fair value hierarchy has been established for financial reporting purposes which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. There are three levels within its hierarchy that may be used to measure fair value:

Level 1 Inputs: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2 Inputs: Significant other observable inputs other than Level 1 prices such as prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 Inputs: Significant unobservable inputs that reflect the Company's own asset assumptions about the assumptions that market participants would use in pricing an asset or liability.

In many cases, a valuation technique used to measure fair value includes input from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy.

The fair value of the Company's other financial instruments are based on estimates. These estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates are subjective in nature, involve matters of judgment, and, therefore, cannot be determined with precision. Estimated fair values are significantly affected by the assumptions used.

The carrying amounts of cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued expenses as reported in the accompanying Statements of Financial Condition approximate their fair values due to their short-term maturity, to being readily converted to a known amount, or other observable inputs. As such, these instruments are measured using Level 1 inputs.

Note D - Accounts Receivable:

Accounts receivable represent amounts due from the Company's clearing broker principally for commissions earned for the month of December, less a mid-month advance against the amount due. The Company does not require collateral under its present arrangement with the clearing broker and considers all receivables to be collectible in the ordinary course of business.

Note E - Investments:

Marketable securities owned at December 31, 2011 and 2010, consist of investment securities at quoted market values and are as follows:

2011	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 64,032	$ -	$ -	$ 64,032
Mutual Funds	66,578	-	-	66,578
	$ 130,610	$ -	$ -	$ 130,610

2010	Level 1	Level 2	Level 3	Total
Corporate Stocks	$ 49,761	$ -	$ -	$ 49,761
Mutual Funds	70,509	-	-	70,509
	$ 120,270	$ -	$ -	$ 120,270

These investments are being carried at fair market value. The cost basis of these investments as of December 31, 2011 and 2010, was $160,827 and $158,453, respectively, resulting in a total unrealized loss at December 31, 2011 and 2010, of $30,217 and $38,183, respectively, and an unrealized gain in the current year of $7,966 ($32,679 in 2010). No securities were sold during 2011. Securities were sold in 2010 resulting in a realized loss of $11,435.

Note F - Property and Equipment:

As of December 31, 2011 and 2010, property and equipment consisted of the following:

	2011	2010
Furniture and fixtures	$ 20,451	$ 22,897
Office equipment	71,817	70,211
Leasehold improvements	36,444	34,944
Total Property and Equipment	128,712	128,052
Less: Accumulated depreciation	(111,680)	(114,276)
Net Property and Equipment	$ 17,032	$ 13,776

Note G - Related Party Transactions:

The Company leases its premises under a month to month arrangement from a corporation owned by the Company's sole stockholder. Monthly rent under the agreement is $4,000. The Company also reimburses the related entity for expenses such as utilities, property taxes and insurance. The Company incurred total expenses related to this agreement of $54,180 and $55,822 for the years ended December 31, 2011 and 2010, respectively. At December 31, 2011 and 2010, the Company owed the related entity $398 and $636, respectively, related to this agreement and the related entity owed the Company $314 for the reimbursement of shared expenses as of December 31, 2011.

Note H - Operating Lease:

The Company leases office equipment under a lease agreement which requires quarterly rental payments of $293. The lease expires January 2013. Total rent expense for the years ended December 31, 2011 and 2010, was $1,172 in each year.

Total rental commitments for the next year and thereafter are as follows:

2012	$ 1,172
Thereafter	-
	$ 1,172

Note H - Retirement Plan:

The Company has a Simple IRA Retirement Plan which covers substantially all employees. Under the plan, participating employees make an election to defer a portion of their compensation, and the Company makes a contribution equal to the lesser of the deferral amount or three percent of the total compensation of the participant. Plan expenses incurred by the Company for the years ended December 31, 2011 and 2010, were $14,193 and $14,785, respectively.

Note I - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Note J - Indemnifications

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including subcustodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement, therefore, no contingent liability has been recognized in the accompanying financial statements.

Note K - Date of Management's Review:

Subsequent events have been evaluated through February 18, 2012, which is the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Net Capital:		
Total Stockholder's Equity		$ 282,676
Deductions and/or charges:		
Non-allowable fixed assets	17,032	
Non-allowable receivables from brokers or dealers	36,213	
Prepaid expenses	2,995	
Petty cash	100	
Other non allowable	314	
		(56,654)
Net capital before haircuts on securities positions		226,022
Haircuts on securities		21,296
Net Capital		$ 204,726
Aggregate Indebtedness:		
Accounts payable	$ 2,356	
Payroll taxes payable	3,302	
Accrued income taxes	1,303	
Accrued wages	16,000	
Total Aggregate Indebtedness		$ 22,961
Computation of Basic Net Capital Requirement		
Minimum net capital required:		
$22,961 divided by 15 or $50,000 minimum		$ 50,000
Excess net capital		$ 154,726
Ratio: Aggregate indebtedness to net capital		.11 to 1
Reconciliation with Company's Computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 204,726
Effect of audit adjustments on accounts included in net capital calculation		-
Net Capital per Above		$ 204,726

See auditors' report.

NANCY BARRON & ASSOCIATES, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2011

Nancy Barron & Associates, Inc., had no notes payable collateralized by securities or secured customer accounts receivable at any point throughout the year ended December 31, 2011. Therefore, a computation for determination of reserve requirement under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

KRING, RAY, FARLEY & RIDDLE, PSC

CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

(859) 231-0541
FAX (859) 231-0592

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In planning and performing our audit of the financial statements of Nancy Barron & Associates, Inc., as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 18, 2012

KRING, RAY, FARLEY & RIDDLE, PSC

CERTIFIED PUBLIC ACCOUNTANTS
GOODWIN SQUARE
444 EAST MAIN STREET, SUITE 203
LEXINGTON, KENTUCKY 40507-1943
(859) 231-0541
FAX (859) 231-0592

AUSTIN T. KRING, JR., CPA
E. HUNT RAY III, CPA, CFP

TAMMY D. FARLEY, CPA, CFP
CHRISTOPHER W. RIDDLE, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Nancy Barron & Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Nancy Barron & Associates, Inc.'s, compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Nancy Barron & Associates, Inc.'s, management is responsible for Nancy Barron & Associates, Inc.'s, compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and check transactions reported on monthly bank statements noting no differences;

2. Compared the amounts on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the NFS monthly clearing statements and cash receipts journals, noting no differences;

To the Stockholder
Nancy Barron & Associates, Inc.
Lexington, Kentucky

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, including the NFS monthly clearing statements and cash receipts journals, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kring, Ray, Farley & Riddle, PSC

Lexington, Kentucky
February 18, 2012